September 19, 2007

Paula M. Ingram, Esq.
Ropes & Gray
One Metro Center
700 12th Street, NW, Suite 900
Washington, DC 20005-3948

Re: PIMCO High Yield Municipal Income Fund
        File Nos. 333-145603 and 811-22115

Dear Ms. Ingram:

On August 21, 2007, you filed a registration statement on Form N-2 for PIMCO High Yield Municipal Income Fund in connection with a proposed offering of common shares. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Cover Page

1. Footnote (3) to the pricing table states that the Manager will pay offering costs that "exceed $[ ] per share." Please include in the footnote an estimate of the offering costs expected to be paid by the Manager in dollars and costs per share.

Investment Strategies and Portfolio Contents, page 5

2. Disclosure in the seventh paragraph states that the fund may invest in "mortgage-related and other asset-backed securities." Please inform us of the extent, if any, that the fund's investments in mortgage-related securities could be backed by sub-prime mortgages. If the fund may invest in mortgage-related securities backed by sub-prime mortgages, please add disclosure of this strategy and their related risks.

Summary of Fund Expenses, page 17

3. Disclosure on page 28 of the prospectus states that the fund may invest in open or closed-end investment companies. Please add a line item in the fee table estimating the expenses of investments in other investment companies. **See** Instruction 10 to Item 3.1 of Form N-2.

4. The fund discloses that it intends to issue preferred shares. After the line item captioned "Total Annual Expenses", please add line items for (1) "Dividends on preferred shares", and (2) "Total annual fund operating expenses including dividends on preferred shares". In a footnote to the fee table, specify the assumed annual dividend rate.

5. Please modify the font and indentation of the table in footnote (4) to ensure that it is appropriately regarded as a footnote table and not confused with the actual fee table to which it relates.

Portfolio Contents and other Information, page 22

6. Please revise the last sentence of the first paragraph to state that the fund has adopted a fundamental policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of municipal debt instruments that pay interest that is exempt from regular federal income tax. **See** Rule 35d-1(a)(4) under the Investment Company Act of 1940.

Residual Interest Municipal Bonds, page 24

7. Please explain to us whether the fund's transactions in RIBS (sometimes referred to as "tender option bonds") will be subject to **FASB Statement No. 140,** *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. Also, please represent that the financial statements, financial highlights, and other materials containing financial information, including but not limited to the prospectus fee table, will properly reflect these transactions and that the fund's independent accountants concur with the accounting treatment.

Distributions, page 41

8. This section states that the fund intends to make distributions to shareholders on a monthly basis. Please furnish us with a representation that the fund will disclose estimates of the tax characterizations of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the fund's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

9. Please inform us whether the fund intends to report distribution yield. If the fund intends to report distribution yield at any point prior to finalizing its tax figures, the fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

General Comments

10. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

14. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel